UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Reed’s, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

758338305

(CUSIP Number)

Union Square Park Capital Management, LLC

1120 Avenue of the Americas, Floor 15

New York, NY, 10036

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Schedule 13D/A amends and restates in its entirety the statement on Schedule 13D filed by the Reporting Persons with the SEC on March 22, 2022, as amended on February 15, 2023 and June 2, 2023. On January 27, 2023, The Issuer’s 1 for 50 reverse stock split was effective on Nasdaq at 12:01 a.m. Eastern Time on January 27, 2023 (“Reverse Stock Split”). At the Effective Time, the Issuer’s common stock commenced trading under a new CUSIP number, 758338305.

(Page 1 of 11 Pages)

CUSIP No. 758338305	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Union Square Park Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,230,699 Shares (including 145,828 Shares issuable upon exercise of warrants and 531,205 Shares that may be acquired in the Issuer’s next equity financing pursuant to the SAFE)
	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

1,230,699 Shares (including 145,828 Shares issuable upon exercise of warrants and 531,205 Shares that may be acquired in the Issuer’s next equity financing pursuant to the SAFE)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,230,699 Shares (including 145,828 Shares issuable upon exercise of warrants and 531,205 Shares that may be acquired in the Issuer’s next equity financing pursuant to the SAFE)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.98%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 758338305	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Union Square Park Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,230,699 Shares (including 145,828 Shares issuable upon exercise of warrants and 531,205 Shares that may be acquired in the Issuer’s next equity financing pursuant to the SAFE)
	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

1,230,699 Shares (including 145,828 Shares issuable upon exercise of warrants and 531,205 Shares that may be acquired in the Issuer’s next equity financing pursuant to the SAFE)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,230,699 Shares (including 145,828 Shares issuable upon exercise of warrants and 531,205 Shares that may be acquired in the Issuer’s next equity financing pursuant to the SAFE)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.98%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 758338305	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Union Square Park GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,230,699 Shares (including 145,828 Shares issuable upon exercise of warrants and 531,205 Shares that may be acquired in the Issuer’s next equity financing pursuant to the SAFE)
	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

1,230,699 Shares (including 145,828 Shares issuable upon exercise of warrants and 531,205 Shares that may be acquired in the Issuer’s next equity financing pursuant to the SAFE)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,230,699 Shares (including 145,828 Shares issuable upon exercise of warrants and 531,205 Shares that may be acquired in the Issuer’s next equity financing pursuant to the SAFE)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.98%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 758338305	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Leon M. Zaltzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,230,699 Shares (including 145,828 Shares issuable upon exercise of warrants and 531,205 Shares that may be acquired in the Issuer’s next equity financing pursuant to the SAFE)
	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

1,230,699 Shares (including 145,828 Shares issuable upon exercise of warrants and 531,205 Shares that may be acquired in the Issuer’s next equity financing pursuant to the SAFE)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,230,699 Shares (including 145,828 Shares issuable upon exercise of warrants and 531,205 Shares that may be acquired in the Issuer’s next equity financing pursuant to the SAFE)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.98%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 758338305	SCHEDULE 13D	Page 6 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, $0.0001 par value per share (the “Shares”), of Reed’s, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 201 Merritt 7, Norwalk, CT 06851.

Item 2.	IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being filed on behalf of (i) Union Square Park Partners, LP (the “USPP Fund”), (ii) Union Square Park Capital Management, LLC (“USPCM”), (iii) Union Square Park GP, LLC (“USPGP”) and (iv) Leon M. Zaltzman (“Mr. Zaltzman”), with respect to the Shares directly held by the USPP Fund. The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

USPCM serves as the investment manager to the USPP Fund and as such may be deemed to have voting and investment power over the securities held by the USPP Fund. USPGP serves as the general partner of the USPP Fund and as such may be deemed to have voting and investment power over the securities held by the USPP Fund. Mr. Zaltzman is the managing member of each of USPCM and USPGP.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The principal business address of each of the Reporting Persons is 1120 Avenue of the Americas, Floor 15, New York, NY, 10036.

(c)	The principal business of: (i) the USPP Fund is to invest in securities, (ii) USPCM is to act as investment manager for the USPP Fund, (iii) USPGP is serving as a general partner of the USPP Fund and (iv) Mr. Zaltzman is to serve as the managing member of USPCM and USPGP.

(d)-(e)	During the last five (5) years, none of the Reporting Persons has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The USPP Fund is a Delaware limited partnership. USPCM and USPGP are Delaware limited liability companies. Mr. Zaltzman is a citizen of the United States of America.

CUSIP No. 758338305	SCHEDULE 13D	Page 7 of 11 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Shares reported herein were derived from general working capital of the USPP Fund. A total of $7,643,503.47, including brokerage commissions, was paid to acquire the Shares reported herein. An additional $796,808 was paid pursuant to the SAFE investment (defined below).

The Reporting Persons have effected and may effect purchases of Shares through margin accounts maintained with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4.	PURPOSE OF TRANSACTION

Each of the Reporting Persons acquired the securities reported herein for investment purposes.

As disclosed in the Issuer’s Current Report on Form 8-K filed by the Issuer on March 22, 2022 (the “March 22 Form 8-K”), Mr. Zaltzman was appointed to the board of directors of the Issuer on March 21, 2022.

Effective July 7, 2023, Mr. Zaltzman resigned from the board of directors of the Issuer. Mr. Zaltzman has been and continues to be permitted to attend meetings of the board as a board observer.

Although the Reporting Persons do not currently have any specific plans or proposals with respect to the Issuer, the Reporting Persons may have discussions with officers and directors of the Issuer in connection with the Reporting Persons’ investment in the Issuer. The topics of these conversations may cover a range of issues, including those relating to the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation and corporate governance related to the Issuer’s business and stakeholders. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer’s management and the board of directors of the Issuer, other stockholders of the Issuer, and other interested parties, such as those set out above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer’s board of directors, price levels of the Shares, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or other instruments that are based upon or relate to the value of the Shares or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the Shares

4314959
CUSIP No. 758338305	SCHEDULE 13D	Page 8 of 11 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D as of the date hereof reflect the results of the Issuer’s 1 for 50 reverse stock split effected on Nasdaq on January 27, 2023 (“Reverse Stock Split”) and are calculated based upon 4,169,131 Shares outstanding on October 13, 2023, as reported in the Issuer’s Current Report on Form 8-K as filed with the SEC on December 15, 2023. The SAFE investment of another investor for an additional $3,000,000 also converts upon the same terms and conditions into the next equity financing as Reporting Persons’ SAFE investment. The percentages are based upon a denominator of 6,846,164 which includes (i) 4,169,131 (representing Shares outstanding), (ii) 145,828 Shares issuable to Reporting Persons upon exercise of warrants and (iii) 2,531,205 Shares from combined SAFE investments which have already funded. The calculation assumes closing of the Issuer’s next equity financing within 60 days of the date hereof and a per share conversion price of $1.50. The calculation does not include additional Shares that may be purchased by investors not party to a SAFE and possibility of per Share pricing in the next equity financing below $1.50.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 6, no transactions in the Shares have been effected by the Reporting Persons during the past sixty (60) days.

(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the USPP Fund.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On March 10, 2022, the USPP Fund entered into a securities purchase agreement (the “2022 SPA”) with the Issuer pursuant to which the Issuer (i) issued to the USPP Fund at the closing 10,714,286* Shares and warrants (the “2022 Warrants”) to purchase 5,357,143 Shares* for a purchase price of $0.2877* per share in the Issuer’s private placement that closed on March 11, 2022, as described in Issuer’s Current Report on Form 8-K dated March 10, 2022 (the “March 10 8-K), Form 8-K and March 22 Form 8-K. The 2022 Warrants have an exercise price of $0.2877* per share, subject to adjustment in certain events as set forth therein and may be exercised from time to time at any time on or after September 11, 2022 through September 11, 2027. The 2022 Warrants include a 19.99% beneficial ownership blocker that may be waived by holder upon 60 days’ notice to the Issuer.

*Reported numbers are on a pre Reverse Stock Split basis. Post Reverse Stock Split, the amounts are as follows: 214,286 Shares and 2022 Warrants to purchase 107,143 Shares at an exercise price of $14.385 (subject to further adjustment in certain events as set forth therein).

On March 10, 2022, the USPP Fund entered into a registration rights agreement (the “2022 RRA”), with the Issuer which grants customary registration rights to the USPP Fund.

Subsequently, the Issuer’s 1 for 50 reverse stock split was effective on Nasdaq at 12:01 a.m. Eastern Time on January 27, 2023.

CUSIP No. 758338305	SCHEDULE 13D	Page 9 of 11 Pages

On May 25, 2023, the USPP Fund entered into a securities purchase agreement (the “2023 SPA”) with the Issuer pursuant to which the Issuer (i) issued to the USPP Fund at the closing 193,424 Shares and warrants (the “2023 Warrants”) to purchase 38,685 Shares for a purchase price of $2.585 per share in the Issuer’s private placement that closed on May 25, 2023, as described in the Current Report on Form 8-K dated May 25, 2023 (the “May 25 Form 8-K”). The 2023 Warrants have an exercise price of $2.50 per share, subject to adjustment in certain events as set forth therein, and may be exercised from time to time at any time after the date of issuance through May 25, 2026. The 2023 Warrants include a 19.9% beneficial ownership blocker that may be waived by holder upon 60 days’ notice to the Issuer.

On May 25, 2022, the USPP Fund also entered into a registration rights agreement (the “2023 RRA”), which grants customary registration rights to the USPP Fund.

On February 8, 2024, the USPP fund entered into a Simple Agreement for Future Equity (“SAFE”) investment with the Issuer for the amount of $796,808. The SAFE investment converts into the next equity financing of the Issuer at the lower of the per share price in the next equity financing and $1.50.

The foregoing summaries of the 2022 SPA, 2022 RRA, 2022 Warrants, 2023 SPA, 2023 RRA, 2023 Warrants and SAFE do not purport to be complete and are subject to, and are qualified in their entireties by, the full texts of the Securities Purchase Agreement, Registration Rights Agreement and Warrants, which are attached as Exhibit B, Exhibit C and Exhibit D, Exhibit E, Exhibit F, Exhibit G, and Exhibit H, respectively, and are incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between the Reporting Person and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement, dated February 13, 2023.

Exhibit B:	Form of Securities Purchase Agreement dated March 10, 2022 (incorporated herein by reference to Exhibit 10.1 of the March 10 Form 8-K).

Exhibit C:	Form of Registration Rights Agreement dated March 11, 2022 (incorporated herein by reference to Exhibit 10.2 of the March 10 Form 8-K).

Exhibit D:	Form of Warrant dated March 11, 2022(incorporated herein by reference to Exhibit 4.1 of the March 10 Form 8-K).

Exhibit E:	Form of Securities Purchase Agreement dated May 25, 2023 (incorporated herein by reference to Exhibit 10.1 of the May 25 Form 8-K).

Exhibit F:	Form of Registration Rights Agreement dated May 25, 2023 (incorporated herein by reference to Exhibit 10.3 of the May 25 Form 8-K).

Exhibit G:	Form of Warrant dated May 25, 2023 (incorporated herein by reference to Exhibit 4.1 of the May 25 Form 8-K).

Exhibit H:	Simple Agreement for Future Equity dated February 8, 2024, filed herewith.

CUSIP No. 758338305	SCHEDULE 13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 27, 2024

Union Square Park Partners, LP

/s/ Leon M. Zaltzman
Name:	Leon M. Zaltzman
Title:	Managing Member of the General Partner

Union Square Park Capital Management, LLC

/s/ Leon M. Zaltzman
Name:	Leon M. Zaltzman
Title:	Managing Member

Union Square Park GP, LLC

/s/ Leon M. Zaltzman
Name:	Leon M. Zaltzman
Title:	Managing Member

/s/ Leon M. Zaltzman
LEON M. ZALTZMAN

CUSIP No. 758338305	SCHEDULE 13D	Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

DATE: February 27, 2024

Union Square Park Partners, LP

/s/ Leon M. Zaltzman
Name:	Leon M. Zaltzman
Title:	Managing Member of the General Partner

Union Square Park Capital Management, LLC

/s/ Leon M. Zaltzman
Name:	Leon M. Zaltzman
Title:	Managing Member

Union Square Park GP, LLC

/s/ Leon M. Zaltzman
Name:	Leon M. Zaltzman
Title:	Managing Member

/s/ Leon M. Zaltzman
LEON M. ZALTZMAN

Exhibit H

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.

SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE)

Investment Amount	Date of Issuance
US $796,808.00	February 8, 2024

THIS SIMPLE AGREEMENT FOR FUTURE EQUITY (this “SAFE”) is issued by Reed’s Inc., a Delaware corporation (the “Company”), to Union Square Park Partners, LP or its assigns (the “Holder”) in exchange for the Holder’s payment of the investment amount set forth above (the “Investment Amount”).

1. Definitions. Capitalized terms not otherwise defined in this SAFE will have the meanings set forth in this Section 1.

1.1 “Common Stock” means the Company’s common stock, par value US$0.0001.

1.2 “Conversion Shares” (for purposes of determining the type of Equity Securities issuable upon conversion of this SAFE) means:

(a) with respect to a conversion pursuant to Section 2.1, shares of the Equity Securities issued in the Next Equity Financing; and

(b) with respect to a conversion pursuant to Section 2.2, shares of Common Stock.

1.3 “Conversion Price” means (rounded to the nearest 1/100th of one cent):

(a) with respect to a conversion pursuant to Section 2.1, the lower of the share purchase price of the Equity Securities issued in the Next Equity Financing and $1.50.

(b) with respect to a conversion pursuant to Section 2.2, the lower of the VWAP and $1.50.

1.4 “Corporate Transaction” means:

(a) the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company’s assets;

(b) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(c) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a “person” or “group” (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company’s capital stock if, after such closing, such person or group would become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a “Corporate Transaction” if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately prior to such transaction. Notwithstanding the foregoing, neither the Conversion of any SAFE nor the sale of Equity Securities in a bona fide financing transaction will be deemed a “Corporate Transaction”.

1.5 “Dissolution” means (a) a voluntary termination of the Company’s operations; (b) a general assignment for the benefit of the Company’s creditors; or (c) a liquidation, dissolution or winding up of the Company (other than a Corporate Transaction), whether voluntary or involuntary.

1.6 “Equity Securities” means (a) Common Stock; (b) any securities conferring the right to purchase Common Stock; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Stock. Notwithstanding the foregoing, the following will not be considered “Equity Securities”: (i) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (ii) any convertible promissory notes issued by the Company to Whitebox Advisors, LLC and/ or its affiliates (the “Secured Lender”); and (iii) any SAFEs (including this SAFE) issued by the Company.

1.7 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.8 “Next Equity Financing” means the next sale by the Company of its Equity Securities following the date of issuance of this SAFE that is supported by the Company’s Secured Lender. The Company intends its Next Equity Financing to be a public rights offering to its stockholders. Rights granted, as currently proposed, will provide stockholders of record with the opportunity to purchase shares of common stock of the Company. The final terms of the rights offering will be determined upon consultation with the Company’s financial advisors.

1.9 “SAFEs” mean any simple agreements for future equity (or other similar agreements) which are issued by the Company for bona fide financing purposes and which may convert into the Company’s capital stock in accordance with its terms.

1.10 “Securities Act” means the Securities Act of 1933, as amended.

1.11 “Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading as reported by Bloomberg L.P on the date in question: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).

1.12 “VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by the Board of Directors of the Company (“Board”), in good faith.

2. Conversion. This SAFE will be convertible into Equity Securities pursuant to the following terms.

2.1 Next Equity Financing Conversion. This SAFE will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the Investment Amount by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Holder in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of this SAFE will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing. If the Next Equity Financing is a Rights Offering to the Company’s stockholders: (i) to the extent the number of Conversion Shares exceeds the number of shares of Common Stock Holder is allotted to subscribe for in the rights offering (as a stockholder or pursuant to Holder’s existing preemptive rights) (“Rights Shares”), the Company will make provision to ensure issuance in full of the Conversion Shares and (ii) to the extent Holder’s Rights Shares exceed the Conversion Shares (the difference, the “Excess Rights Shares”), Holder may, in its sole discretion, subscribe for the Excess Rights Shares pursuant to the terms and conditions of the rights offering. The Holder is not entitled by virtue of holding this SAFE to be deemed a holder of the Company’s capital stock for any purpose, nor will anything contained in this SAFE be construed to confer on the Holder, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until Conversion Shares have been issued upon the terms described in this SAFE.

2.2 Corporate Transaction Conversion. In the event of a Corporate Transaction prior to the conversion of this SAFE pursuant to Section 2.1, at the closing of such Corporate Transaction, the Holder may elect that either: (a) the Company will pay the Holder an amount equal to the Investment Amount; or (b) this SAFE will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the Investment Amount by (y) the applicable Conversion Price.

2.3 Mechanics of Conversion.

(a) Financing Agreements. The Holder acknowledges that the conversion of this SAFE into Conversion Shares pursuant to Section 2.1 may require the Holder’s execution of certain agreements relating to the purchase and sale of the Conversion Shares, as well as registration rights, rights of first refusal and co-sale, rights of first offer and voting rights, if any, relating to such securities (collectively, the “Financing Agreements”). The Holder agrees to execute all of the Financing Agreements in connection with a Next Equity Financing.

(b) Certificates. As promptly as practicable after the conversion of this SAFE and the issuance of the Conversion Shares, the Company (at its expense) will issue and deliver a certificate or certificates evidencing the Conversion Shares (if certificated) to the Holder, or if the Conversion Shares are not certificated, will deliver a true and correct copy of the Company’s share register reflecting the Conversion Shares held by the Holder. The Company will not be required to issue or deliver the Conversion Shares until the Holder has surrendered this SAFE to the Company (or provided an instrument of cancellation or affidavit of loss). The conversion of this SAFE pursuant to Section 2.1 and Section 2.2 may be made contingent upon the closing of the Next Equity Financing and Corporate Transaction, respectively.

3. Priority. In the event of a Dissolution while this SAFE is outstanding, the Company’s obligation to pay the Holder an amount equal to the Investment Amount will rank senior in right of payment to the Company’s capital stock.

4. Representations and Warranties of the Company. In connection with the transactions contemplated by this SAFE, the Company hereby represents and warrants to the Holder as follows:

4.1 Due Organization; Qualification and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

4.2 Authorization and Enforceability. Except for the authorization and issuance of the Conversion Shares, all corporate action has been taken on the part of the Company and its officers, directors and stockholders necessary for the authorization, execution and delivery of this SAFE. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors’ rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this SAFE valid and enforceable in accordance with its terms.

5. Representations and Warranties of the Holder. In connection with the transactions contemplated by this SAFE, the Holder hereby represents and warrants to the Company as follows:

5.1 Authorization. The Holder has full power and authority (and, if an individual, the capacity) to enter into this SAFE and to perform all obligations required to be performed by it hereunder. This SAFE, when executed and delivered by the Holder, will constitute the Holder’s valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

5.2 Purchase Entirely for Own Account. The Holder acknowledges that this SAFE is made with the Holder in reliance upon the Holder’s representation to the Company, which the Holder hereby confirms by executing this SAFE, that this SAFE, the Conversion Shares, and any Common Stock issuable upon conversion of the Conversion Shares (collectively, the “Securities”) will be acquired for investment for the Holder’s own account, not as a nominee or agent (unless otherwise specified on the Holder’s signature page hereto), and not with a view to the resale or distribution of any part thereof, and that the Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this SAFE, the Holder further represents that the Holder does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities. If other than an individual, the Holder also represents it has not been organized solely for the purpose of acquiring the Securities.

5.3 Disclosure of Information; Non-Reliance. The Holder acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities. The Holder further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. The Holder confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, the Holder is not relying on the advice or recommendations of the Company and has made its own independent decision that the investment in the Securities is suitable and appropriate for the Holder. The Holder understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

5.4 Investment Experience. The Holder is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities.

5.5 Accredited Investor. The Holder is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act. The Holder agrees to furnish any additional information requested by the Company or any of its affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Securities.

5.6 Restricted Securities. The Holder understands that the Securities have not been, and will not be, registered under the Securities Act or state securities laws, by reason of specific exemptions from the registration provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Holder’s representations as expressed herein. The Holder understands that the Securities are “restricted securities” under U.S. federal and applicable state securities laws and that, pursuant to these laws, the Holder must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission (“SEC”) and registered or qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Holder acknowledges that the Company has no obligation to register or qualify the Securities for resale and further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Holder’s control, and which the Company is under no obligation, and may not be able, to satisfy.

5.7 No General Solicitation. The Holder, and its officers, directors, employees, agents, stockholders or partners have not either directly or indirectly, including through a broker or finder solicited offers for or offered or sold the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502 of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act. The Holder acknowledges that neither the Company nor any other person offered to sell the Securities to it by means of any form of general solicitation or advertising within the meaning of Rule 502 of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act.

5.8 Residence. Holder’s principal place of business is located in the state or province identified in the address shown on the Holder’s signature page hereto.

5.9 Foreign Investor. The Holder hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities, including (a) the legal requirements within its jurisdiction for the purchase of the Securities; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of the Securities. The Holder’s subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder’s jurisdiction. The Holder acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Securities.

6. Miscellaneous.

6.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this SAFE will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties; provided, however, that the Company may not assign its obligations under this SAFE without the written consent of the Holder. This SAFE is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this SAFE.

6.2 Choice of Law. This SAFE, and all matters arising out of or relating to this Note, whether sounding in contract, tort, or statute will be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Delaware.

6.3 Counterparts. This SAFE may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4 Titles and Subtitles. The titles and subtitles used in this SAFE are included for convenience only and are not to be considered in construing or interpreting this SAFE.

6.5 Notices. All notices and other communications given or made pursuant hereto will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email or confirmed facsimile; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications will be sent to the respective parties at the addresses shown on the signature pages hereto (or to such email address, facsimile number or other address as subsequently modified by written notice given in accordance with this Section 6.5).

6.6 No Finder’s Fee. Holder represents that it neither is nor will be obligated to pay any finder’s fee, broker’s fee or commission in connection with the transactions contemplated by this SAFE. The Holder agrees to indemnify and to hold the Company harmless from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of the transactions contemplated by this SAFE (and the costs and expenses of defending against such liability or asserted liability) for which the Holder or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold the Holder harmless from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of the transactions contemplated by this SAFE (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.7 Expenses. Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this SAFE.

6.8 Attorneys’ Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this SAFE, the prevailing party will be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.9 Entire Agreement; Amendments and Waivers. This SAFE constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof. Any term of this SAFE may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Holder. Any waiver or amendment effected in accordance with this Section 6.9 will be binding upon each future holder of this SAFE and the Company.

6.10 Severability. If one or more provisions of this SAFE are held to be unenforceable under applicable law, such provisions will be excluded from this SAFE and the balance of the SAFE will be interpreted as if such provisions were so excluded and this SAFE will be enforceable in accordance with its terms.

6.11 Transfer Restrictions.

(a) “Market Stand-Off” Agreement. The Holder hereby agrees that it will not, during any period commencing on the date a final prospectus relating to any public offering of the Company’s Common Stock under the Securities Act, and ending on the date specified by the Company and the placement agent or managing underwriter (such period not to exceed one hundred eighty (180) days, or such other period as may be requested to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions): (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Holder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 6.11(a) will: (x) apply only to a public offering by the Company and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Holder only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock. Notwithstanding anything herein to the contrary (including, for the avoidance of doubt, Section 6.1), the underwriters in connection with the public offering are intended third-party beneficiaries of this Section 6.11(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with a public offering that are consistent with this Section 6.11(a) or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Holder’s registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Holder agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Holder’s registrable securities of the Company (and the Company shares or securities of every other person subject to the restriction contained in this Section 6.11(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY’S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY’S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(b) Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this SAFE, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 5 and the undertaking set out in Section 6.11(a) and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) the Holder has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

The Holder agrees not to make any disposition of any of the Securities to the Company’s competitors, as determined in good faith by the Company.

(c) Legends. The Holder understands and acknowledges that the Securities may bear the following legend:

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT.

6.12 Acknowledgment. For the avoidance of doubt, it is acknowledged that the Holder will be entitled to the benefit of all adjustments in the number of shares of the Company’s capital stock as a result of any splits, recapitalizations, combinations or other similar transactions affecting the Company’s capital stock underlying the Conversion Shares that occur prior to the conversion of this SAFE.

6.13 Further Assurances. From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this SAFE and any agreements executed in connection herewith.

6.14 Officers and Directors not Liable. In no event will any officer or director of the Company be liable for any amounts due and payable pursuant to this SAFE.

6.15 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS SAFE, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[signature pageS follow]

REED’S INC.

By	/s/ Norman E. Snyder, Jr.
Name:	Norman E. Snyder, Jr.
Title:	Chief Executive Officer

Address:
201 Merritt 7 Corporate Park
Norwalk, CT 06851

Agreed to and accepted:

UNION SQUARE PARK PARTNERS, LP

By:	/s/ Leon M. Zaltzman
Name:	Leon M. Zaltzman
Title:	Authorized Signatory

Address: 1120 Avenue of the Americas, 15th Floor New York, NY 10036